OpenSeed, LLC. (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OpenSeed, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 18, 2023

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	3,047	48,563
Total Current Assets	3,047	48,563
Non-current Assets		
Computers, net of Accumulated Depreciation	1,514	1,893
Total Non-Current Assets	1,514	1,893
TOTAL ASSETS	4,562	50,456
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	25,550	20,809
Customer Deposits	140,265	99,460
Notes Payable - Related Party	10,000	-
Notes Payable	2,862	7,447
Total Current Liabilities	178,677	127,716
Long-term Liabilities		
Notes Payable	36,774	34,500
Notes Payable - Related Party	-	10,000
Total Long-Term Liabilities	36,774	44,500
TOTAL LIABILITIES	215,451	172,216
EQUITY		
Member's Equity	(210,889)	(121,760)
Total Equity	(210,889)	(121,760)
TOTAL LIABILITIES AND EQUITY	4,562	50,456

Statement of Changes in Member Equity

	Member Capital			
	Class A Interests	**Class B Interests**	**Seed Preferred Interests**	**Total Member Equity**
Beginning Balance at 1/1/2021	85,500	14500	-	(138,850)
Capital Contributions	-	-	-	44,710
Capital Distributions	-	-	-	(13,133)
Net Income (Loss)	-	-	-	(14,486)
Ending Balance 12/31/2021	85,500	14,500	-	(121,760)
Redistribution of Interests Upon Additional Capital Contribution	(13,371)	(5,751)	-	2,500
Net Income (Loss)	-	-	-	(91,631)
Ending Balance 12/31/2022	72,129	8,749	-	(210,889)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	10,350	3,262
General and Administrative	55,446	19,443
Rent and Lease	20,959	135
Research and Development	3,210	11,615
Depreciation	379	-
Total Operating Expenses	90,343	34,455
Operating Income (loss)	(90,343)	(34,455)
Other Income		
Other	-	23,367
Total Other Income	-	23,367
Other Expenses		
Interest Expense	1,288	3,398
Total Other Expense	1,288	3,398
Provision for Income Tax	-	-
Net Income (loss)	(91,631)	(14,486)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(91,631)	(14,486)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	379	-
Accounts Payable	4,741	(40,918)
Customer Deposits	40,805	66,460
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	45,925	25,542
Net Cash provided by (used in) Operating Activities	(45,707)	11,056
FINANCING ACTIVITIES		
Repayment of Notes Payables	(2,311)	(10,053)
Proceeds from the Issuance of Notes Payable - Related Party	-	10,000
Proceeds from Member's Equity	2,500	31,577
Net Cash provided by (used in) Financing Activities	189	31,524
Cash at the beginning of period	48,563	5,984
Net Cash increase (decrease) for period	(45,517)	42,579
Cash at end of period	3,047	48,563

OpenSeed, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

OpenSeed, LLC ("the Company") was formed in Florida on July 17, 2018. The Company plans to earn revenue selling meditation pods and meditation content. The Company's headquarters is in Miami, FL.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Other Income

Other Income for the year 2021 of $23,367 primarily consists of grant income related to a Payment Protection Program (PPP) loan.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computers	5	1,893	379	-	1,514
Grand Total	**-**	**1,893**	**379**	**-**	**1,514**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

There is not a viable market for the Company's equity units to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's equity units issued as compensation:

	Class A	**Class B**	**Seed Preferred**	**Total Shares**	**Weighted Average Fair Value**
Nonvested shares, January 1, 2021	5,000	6,750	-	11,750	-
Granted	-	-	-	-	-
Vested	-	(764)	-	(764)	-
Nonvested shares, December 31, 2021	5,000	5,986	-	10,986	-
Granted	-	-	-	-	-
Vested	(2,000)	(776)	-	(2,776)	-
Nonvested shares, December 31, 2022	3,000	5,210	-	8,210	-

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On April 26th, 2021, the Company received a $10,000 loan from the CEO's brother. The loan is non-interest bearing and due on demand. The loan was $10,000 as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 for related party loan.

Loans - In May 2020, the company received a $17,500 loan from the Payment Protection Program (PPP) with an interest rate of 0.98% per Annum and a maturity date of 24 months. In 2021, the Company was forgiven $9,250 of this amount and the Maturity date extended to 5 years. The company makes a fixed monthly payment of $185. The balance of the loan was $5,136 as of December 31st, 2022.

In June 18, 2020, the Company received a $34,500 loan from the Small Business Act (SBA) with an interest rate of 3.75% per Annum and a maturity date of 30 years. The balance of the loan was $34,500 as of December 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$12,862
2024	$2,862
2025	$2,862
2026	$1,150
2027	$1,150
Thereafter	$28,750

NOTE 6 – EQUITY

The Company has authorized 118,333 membership interests. The Company has authorized 18,333 Seed Preferred (SP) Interests of which there were none issued or outstanding as of December 31st, 2022. The Company has authorized, issued, and outstanding 72,129 Class A interests and 8,748.8 Class B interests as of December 31st, 2022. The Company had 19,122.2 interests reserved for current and future Class A Members and Class B Members, which will be designated at a later point in time.

Class A and SP interests entitle the holder to one vote, while Class B interests do not entitle the holder to a vote.

Liquidation preference: Before Class and Class B members, Seed Preferred Members receive an amount equal to the greater of (i) their pro rate share of Unrecovered Capital or (ii) a Seed Preferred Member's pro rata share of the remaining Liquidation Amount.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 18, 2023, the date these financial statements were available to be issued.

The Company received an $85,000 loan from a related party. The loan accrues interest at 4.5% and has a maturity date of June 30, 2023. If the loan is not repaid by the maturity date, the interest rate increases to 5%.

The Company issued an additional 2,987.2 Class B Membership Interests to Service Providers.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise

substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.